EXHIBIT 99.1

Announcement on the Resolutions of the Thirteenth Meeting of the Fifth Session of the Board of Directors of China Life Insurance Company Limited

The thirteenth meeting (the “Meeting”) of the fifth session of the Board of Directors (the “Board”) of China Life Insurance Company Limited (the “Company”) was held on July 14, 2017 at the conference room located on Floor A18 of China Life Plaza, Beijing. The directors were notified of the Meeting by way of a written notice dated July 4, 2017. Out of the Company’s ten directors, six directors attended the Meeting. The following three directors of the Company attended the Meeting in person: Lin Dairen and Xu Hengping, executive directors of the Company; and Tang Xin, an independent director of the Company. The following three directors of the Company attended the Meeting by means of telecommunication: Wang Sidong, a non-executive director of the Company; and Chang Tso Tung Stephen and Leung-Oi-Sie Elsie, independent directors of the Company. The following directors of the Company were on leave for business: Yang Mingsheng, chairman and executive director of the Company; Xu Haifeng, an executive director of the Company; Liu Jiade, a non-executive director of the Company; and Robinson Drake Pike, an independent director of the Company, and they authorized in writing, respectively, Lin Dairen, an executive director of the Company, Xu Hengping, an executive director of the Company, Wang Sidong, a non-executive director of the Company and Tang Xin, an independent director of the Company, to act on their behalf and cast the votes for them. Supervisors and members of the management of the Company also attended the Meeting as non-voting delegates. The time, venue of the Meeting and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China and the provisions under relevant laws, administrative regulations, departmental rules, Articles of Association and Procedural Rules for the Board of Directors of the Company.

The Meeting was presided over by executive director Lin Dairen. The directors who attended the Meeting unanimously passed the following resolutions after sufficient review and discussion:

1. The Proposal on Establishing the Company’s Fund Sales Management Department

Voting result: 10 for, 0 against, with no abstention

2. The Proposal on the Renewal of the Property Leasing Agreement between the Company and China Life Investment Holding Company Limited

The transaction constitutes a major related party transaction under the rules of the China Insurance Regulatory Commission. Affiliated directors, including Yang Mingsheng, Wang Sidong, and Liu Jiade, abstained from voting on this proposal. The independent directors gave their independent opinions and agreed on the proposal.

Voting result: 7 for, 0 against, with no abstention

3. The Proposal on Nominating the Candidates for the Directors of China life Pension Company Limited

Voting result: 10 for, 0 against, with no abstention

Board of Directors of China Life Insurance Company Limited

July 14, 2017